Schedule 13G

Exhibit A

Identification and Classification of Members of Subsidiaries

Elf Aquitaine

Elf Aquitaine, a company organized under the laws of France, is a 100% held subsidiary of TOTAL S.A. Elf Aquitaine is a holding company. The address of Elf Aquitaine’s principal business and office is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France.

Elf Aquitaine beneficially owns the following shares:

Amount beneficially owned:	72,186,832
Percent of class:	5.51%; percent of voting rights: 9.15%
Number of shares as to which such person has:

Sole power to vote:	72,186,832 (67,009,013 shares carry double voting rights)
Shared power to vote:	-0-
Sole power to dispose of:	72,186,832
Shared power to dispose of:	-0-